8D 7/23/14

UNIT
SECURITIES AND E
Washingt

14041049

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SEC MAIL PROCESSING RECEIVED JUL 07 2014 WASH., DC 407 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/13 (MM/DD/YY) AND ENDING 04/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wadsworth Investment Co, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16 Mains Way
(No. and Street)

Preston CT 06365
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David G Luty 203 269 9730 18602223961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Staresinic, Stephen J
(Name – *if individual, state last, first, middle name*)

105 Weratrasse, Stuttgart Germany 70190
(Address) (City) (State) (Zip Code)

RECEIVED 2014 JUL 16 PM 3:13 SEC / MR

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David G. Luty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wadsworth Investment Company, INC., as of April 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

Financial and Operations Principal

Title

Notary Public

EUFEMIA DIPOLLINA
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: Wadsworth Investment Company, INC [13]

SEC FILE NO. [14]

FIRM I.D. NO. 5844 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

16 MAINS WAY [20]
(No. and Street)

PRESTON [21] CT [22] 06365 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) 05/01/13 [24]
AND ENDING (MM/DD/YY) 04/30/14 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID G LUTY [30]

(Area Code) — Telephone No. 860-222-3961 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32] [33]
[34] [35]
[36] [37]
[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 30th day of June 2014

Manual signatures of:

1) ____________________
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

RECEIVED
2014 JUL 16 PM 3:13
SEC / MR

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Staresinic Stephen J [70]

ADDRESS

105 Werastrasse [71]	Stuttgart [72]	Germany [73]	70190 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wadsworth Investment Company, Inc | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 04/30/14 [99]
SEC FILE NO. [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 3352	200			$ 3352	750
2. Receivables from brokers or dealers:						
A. Clearance account [3]		295				
B. Other		300	$	550		810
3. Receivable from non-customers	19452	355	17518	600	[7] 36970	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	359194	424				
E. Spot commodities [4]		430			359194	850
5. Securities and/or other investments not readily marketable:						
A. At cost [2] $ ____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value			[6]	660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680	[8]	920
11. Other assets		535	8100	735	8100	930
12. TOTAL ASSETS [5]	$ 381998	540	$ 25618	740	$ 407616	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wadsworth Investment Company, Inc as of 04302014

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▼13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other ▼10	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	41275 [1205]	9485 [1385]	50760 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▼12	[1390] ▼14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▼9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 41275 [1230]	$ 9485 [1450]	$ 50760 [1760]

Ownership Equity

		Total
21. Sole Proprietorship	▼15	$ [1770]
22. Partnership (limited partners)	▼11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		11000 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		345856 [1794]
E. Total		345856 [1795]
F. Less capital stock in treasury	▼16	([1796]
24. TOTAL OWNERSHIP EQUITY		$ 356856 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 407616 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT COMPANY INC as of 04302014

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 356856	3480
2.	Deduct ownership equity not allowable for Net Capital			19 ( )	3490
3.	Total ownership equity qualified for Net Capital				3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 25618	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(25618)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			20 $	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	18	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	33499	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(33499)	3740
10.	Net Capital			$ 297739	3750

30

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT COMPANY, INC as of 04302014

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	2749	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5000	3760
14. Excess net capital (line 10 less 13)	$	292739	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) ▼22	$	297328	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	41275	3790
17. Add:						
A. Drafts for immediate credit ▼21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	41275	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	13.86	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ▼23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wadsworth Investment Company, Inc

For the period (MMDDYY) from 24 050113 [3932] to 043014 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions	25		3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups	26		3955
5. Revenue from sale of investment company shares		169851	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		110478	3975
8. Other revenue		134282	3995
9. Total revenue	$	414611	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits		222480	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		56649	4195
15. Other expenses		164959	4100
16. Total expenses	$	444088	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	(29477)	4210
18. Provision for Federal income taxes (for parent only)	28		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4338]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	(29477)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	(100404)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wadsworth Investment Company, INC

For the period (MMDDYY) from 050113 to 043014

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 386333	4240
A. Net income (loss)		(29477)	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 356856	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT COMPANY, INC as of 04302014

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 ______ [4335] [4570]
   - D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

WADSWORTH INVESTMENT COMPANY, INC.
STATEMENT OF CASH FLOWS
For the period ended April 30, 2014

OPERATING ACTIVITIES:		
Net income/(loss)	$	(29,477)
Adjustments to reconcile net gain to net cash provided by operating activities:		
(Gain)/loss on securities		(18,038)
Unrealized (gain)/loss on securities		16,328
Decrease/(Increase) in receivables		(19,110)
Increase in accrued liabilities		45,979
Net cash used in operating activities		(4,318)
INVESTING ACTIVITIES:		
Proceeds from sale of securities		479,710
Purchases of securities		(325,424)
Net cash used in investing activities		154,286
(Decrease)/Increase in cash and cash equivalents		149,968
Cash and cash equivalents at beginning of year		10,153
Cash and cash equivalents at end of year		160,121

SUPPLEMENTAL DISCLOSURES:

Interest Paid: NONE
Income taxes paid: Federal - 0; State $1,193

See accompanying notes and auditor's report

WADSWORTH INVESTMENT COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
April 30, 2014

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Description of Business

Wadsworth Investment Company, Inc. is a broker-dealer, located in Preston, CT, which sells shares of mutual funds and other investments. The Company receives most of its income from commissions on the sale of investments and does not handle any client funds or hold any client securities.

b) Basis of Financial Statement Presentation

The Company prepares the FOCUS REPORT in accordance with the requirements of the Securities and Exchange Commission. The basis of accounting is the same as accounting principles generally accepted in the United States.

c) Equipment

Equipment is stated at cost and depreciated using estimated useful lives. The estimated useful life of equipment is 5 – 7 years. The current year depreciation expense is $0. Equipment book value is summarized as follows:

Equipment	$ 7,578
Accumulated depreciation	(7,578)
Net Book Value	$ 0

d) Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all short-term debt securities with maturity of three months or less to be cash equivalents.

e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

f) Concentrations of Credit Risk

Cash accounts are maintained at a bank in Wallingford, Connecticut and a Mutual Fund Money Market account. At times, cash balances may be in excess of FDIC insurance limits, or in uninsured accounts.

g) Stockholder Equity

The stockholder equity consists of retained earnings and common stock outstanding. These are 100 shares no-par common stock authorized with 60 shares issued outstanding at April 30, 2014.

h) Bad Debts

The Company uses the direct write-off method to record bad debts. As a result, the Company does not maintain an allowance for bad debts.

2. RELATED PARTY TRANSACTIONS

The Company is solely owned by Wadsworth Family, LLC (WF, LLC). William F. Wadsworth, Sr. is the managing member of WF, LLC. WF, LLC also owns a majority interest in W& W Properties, LLC and Portfolio Timing Services (PTS). William F. Wadsworth, Sr. also owns an interest in Wadsworth Financial Group, Inc. WF, LLC also owns an interest in DECA ONE, LLC.

Many of the clients of Wadsworth Investment Company, Inc. (the Company) are also clients of PTS. Each entity receives commissions or fees from clients for the services they provide. The Company and PTS receive payment from each other and share some limited administrative expenses. DECA ONE, LLC is also a client of the Company. Wadsworth Financial Group, Inc. and W&W Properties, LLC did not have any intercompany transactions with the Company.

3. INCOME TAXES

No provision has been made for deferred taxes because the timing differences between book and tax depreciation are immaterial and the Company does not have any other timing differences.

There are no income taxes currently due for Wadsworth Investment Company, Inc for the tax period ending April 30, 2014.

WADSWORTH INVESTMENT COMPANY, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
April 30, 2014

Net capital per audit report	$297,739
Net capital per 5th quarterly report	$297,739
Difference	NONE

There were no differences in net capital. The adjusting entries recorded to complete the audit report were also recorded in the 5th quarterly report.

Independent Auditor's Report

William F. Wadsworth
Wadsworth Investment Company, Inc
16 Mains Way
Preston, CT 06365

I have audited the accompanying Balance Sheet (Statement of Financial Condition) of Wadsworth Investment Company, Inc, as of April 30, 2014 and the related Profit and Loss Statement (Income Statement), Statement of Cash Flows, the Financial and Operational Combined Uniform Single Report (FOCUS REPORT), and Reconciliation of Computation of Net Capital. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wadsworth Investment Company, Inc, as of April 30, 2014, the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. The Statement of Financial Condition for Noncarrying, Nonclearing and Certain Other Brokers or Dealers of Wadsworth Investment Company, Inc, as of April 30, 2014 and the Financial and Operational Combined Uniform Single Report (FOCUS REPORT), Computation of Net Capital, Computation of Net Capital Requirement and the Reconciliation of Computation of Net Capital for the year ended were prepared in accordance with the accounting practices prescribed by the Securities and Exchange Commission and with accounting principles generally accepted in the United States of America.

CPA

Stephen J. Staresinic
Certified Public Accountant
May 18, 2014

Stephen J. Staresinic
Certified Public Accountant
Werastrasse 105
70190 Stuttgart, Germany
Tel: +49(172)6611890

Independent Auditor's Report on Internal Accounting Control

To the President
Wadsworth Investment Co, Inc.
16 Mains Way
Preston, CT 06365

I have audited the accompanying financial statements of Wadsworth Investment Co., Inc. (WIC) as of April 30, 2014, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered WIC's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessariy disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect WIC's ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficiencies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected. I noted no matters involving the internal control over financial reporting and its operation that I considered to be material weaknesses.

As part of obtaining reasonable assurance about whether WIC's financial statements are free of material misstatement, I performed tests of its compliance with certain provisions of laws, regulations, contracts and agreements, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, I do not express such an opinion.

This report is inteded solely for the information and use of the management of Wadsworth Investment Co., Inc. and the U.S. Security and Exchange Commission and is not intended to be and should not be used by anyone other than these specific parties.

[signature], CPA

Stephen J. Staresinic
Certified Public Accountant
May 18, 2014

SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4)

To the President
Wadsworth Investment Co, Inc.
16 Mains Way
Preston, CT 06365

I have examined the SIPC general assessment of Wadsworth Investment Co., Inc. (WIC) for the year ended April 30, 2014 and its reconciliation with financial statements of. (WIC) as of April 30, 2014.

WIC made a single payment to SIPC during the year ended April 30, 2014, $ 618.70, with the SIPC-6 Form on November 25, 2013. A payment of $ 417.83 was made when the Form SIPC-7T was filed on June 27, 2014.

I have compared the assessment payment recorded and its respective cash disbursement and have verified the accuracy the Annual General Assessment Reconciliation (Form SIPC-7) as well as comparing the Form SIPC-7 with the working papers supporting its data and with the working papers supporting the recorded income and other accounts of WIC for the year ended April 30, 2014.

WIC has not applied for an exclusion from membership in the SIPC.

In my opinion, the assessment was determined fairly in accordance with applicable instructions and forms and was duly paid.

This report is inteded solely for the information and use of the management of Wadsworth Investment Co., Inc. and the Financial Industry Regulatory Authority and is not intended to be and should not be used by anyone other than these specific parties.

Stephen J. Staresinic, CPA

Stephen J. Staresinic
Certified Public Accountant
June 28, 2014

Independent Auditor's Statement on Material Inadequacies

To the President
Wadsworth Investment Co, Inc.
16 Mains Way
Preston, CT 06365

I have audited the accompanying financial statements of Wadsworth Investment Co., Inc. (WIC) as of April 30, 2014, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon dated June 10, 2013. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered WIC's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessariy disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect WIC's ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficiencies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected.

I found and noted no matters involving the internal control over financial reporting and its operation that I considered to be material inadequacies.

Stephen J. Staresinic
Certified Public Accountant
May 18, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/13 (MM/DD/YY) AND ENDING 04/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wadsworth Investment Co, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16 Mains Way
(No. and Street)

Preston CT 06365
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David G Luty 203 269 9730 1860 222 3961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Staresinic, Stephen J
(Name – *if individual, state last, first, middle name*)

105 Weratrasse, Stuttgart Germany 70190
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David G. Luty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wadsworth Investment Company, INC., as of April 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

EUFEMIA DIPOLLINA
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: Wadsworth Investment Company, INC [13]

SEC FILE NO. [14]

FIRM I.D. NO. 5844 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

16 MAINS WAY [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY) 05/01/13 [24]

PRESTON [21] CT [22] 06365 [23]
(City) (State) (Zip Code)

AND ENDING (MM/DD/YY) 04/30/14 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID G LUTY [30]

(Area Code) — Telephone No. 860-222-3961 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

RECEIVED
2014 JUL 16 PM 3: 13
SEC / MR

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 30th day of June 20 14
Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Staresinic Stephen J [70]

ADDRESS

105 Werastrasse [71]	Stuttgart [72]	Germany [73]	70190 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
[50]	[51]	[52]	[53]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wadsworth Investment Company, Inc **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 04/30/14 [99]
SEC FILE NO. [98]
Consolidated [198]
Unconsolidated X [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 3352	200			$ 3352	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers	19452	355	17518	600	36970	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	359194	424				
E. Spot commodities		430			359194	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	8100	735	8100	930
12. TOTAL ASSETS	$ 381998	540	$ 25618	740	$ 407616	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wadsworth Investment Company, Inc as of 04302014

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▼13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other ▼10	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	41275 [1205]	9485 [1385]	50760 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▼12	[1390] ▼14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▼9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 41275 [1230]	$ 9485 [1450]	$ 50760 [1760]

Ownership Equity		Total
21. Sole Proprietorship		▼15 $ [1770]
22. Partnership (limited partners)	▼11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		11000 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		345856 [1794]
E. Total		345856 [1795]
F. Less capital stock in treasury		▼16 ([1796])
24. TOTAL OWNERSHIP EQUITY		$ 356856 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 407616 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT COMPANY INC as of 04302014

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 356856	3480
2. Deduct ownership equity not allowable for Net Capital			19 ( )	3490
3. Total ownership equity qualified for Net Capital				3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 25618	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(25618)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			20 $	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	18	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	33499	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(33499)	3740
10. Net Capital			$ 297739	3750

30

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT COMPANY, INC as of 04302014

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required ($6\frac{2}{3}$% of line 19)	$ 8749	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5000	3760
14.	Excess net capital (line 10 less 13)	$ 292739	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) ▼22	$ 297328	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 41275	3790
17.	Add:				
	A. Drafts for immediate credit ▼21	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
18.	Total aggregate indebtedness			$ 41275	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 13.86	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ▼23	$	3880
23.	Net capital requirement (greater of line 21 or 22)	$	3760
24.	Excess capital (line 10 less 23)	$	3910
25.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT COMPANY, INC

For the period (MMDDYY) from 24 050113 [3932] to 043014 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

Item		Amount	Code
REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions		25	3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups		26	3955
5. Revenue from sale of investment company shares		169851	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		110478	3975
8. Other revenue		134282	3995
9. Total revenue		$ 414611	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits		222480	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		56649	4195
15. Other expenses		164959	4100
16. Total expenses		$ 444088	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (29477)	4210
18. Provision for Federal income taxes (for parent only)		28	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4338		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (29477)	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ (100404)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wadsworth Investment Company, Inc

For the period (MMDDYY) from 050113 to 043014

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 386333	4240
A. Net income (loss)		(29477)	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 356856	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT COMPANY, INC as of 04302014

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 ______ [4335] ______ [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

WADSWORTH INVESTMENT COMPANY, INC.
STATEMENT OF CASH FLOWS
For the period ended April 30, 2014

OPERATING ACTIVITIES:

Net income/(loss)	$	(29,477)
Adjustments to reconcile net gain to net cash provided by operating activities:		
(Gain)/loss on securities		(18,038)
Unrealized (gain)/loss on securities		16,328
Decrease/(Increase) in receivables		(19,110)
Increase in accrued liabilities		45,979
Net cash used in operating activities		(4,318)

INVESTING ACTIVITIES:

Proceeds from sale of securities	479,710
Purchases of securities	(325,424)
Net cash used in investing activities	154,286
(Decrease)/Increase in cash and cash equivalents	149,968
Cash and cash equivalents at beginning of year	10,153
Cash and cash equivalents at end of year	160,121

SUPPLEMENTAL DISCLOSURES:

Interest Paid: NONE
Income taxes paid: Federal - 0; State $1,193

See accompanying notes and auditor's report

WADSWORTH INVESTMENT COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
April 30, 2014

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Description of Business

Wadsworth Investment Company, Inc. is a broker-dealer, located in Preston, CT, which sells shares of mutual funds and other investments. The Company receives most of its income from commissions on the sale of investments and does not handle any client funds or hold any client securities.

b) Basis of Financial Statement Presentation

The Company prepares the FOCUS REPORT in accordance with the requirements of the Securities and Exchange Commission. The basis of accounting is the same as accounting principles generally accepted in the United States.

c) Equipment

Equipment is stated at cost and depreciated using estimated useful lives. The estimated useful life of equipment is 5 – 7 years. The current year depreciation expense is $0. Equipment book value is summarized as follows:

Equipment	$ 7,578
Accumulated depreciation	(7,578)
Net Book Value	$ 0

d) Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all short-term debt securities with maturity of three months or less to be cash equivalents.

e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

WADSWORTH INVESTMENT COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
April 30, 2014

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

f) Concentrations of Credit Risk

Cash accounts are maintained at a bank in Wallingford, Connecticut and a Mutual Fund Money Market account. At times, cash balances may be in excess of FDIC insurance limits, or in uninsured accounts.

g) Stockholder Equity

The stockholder equity consists of retained earnings and common stock outstanding. These are 100 shares no-par common stock authorized with 60 shares issued outstanding at April 30, 2014.

h) Bad Debts

The Company uses the direct write-off method to record bad debts. As a result, the Company does not maintain an allowance for bad debts.

2. RELATED PARTY TRANSACTIONS

The Company is solely owned by Wadsworth Family, LLC (WF, LLC). William F. Wadsworth, Sr. is the managing member of WF, LLC. WF, LLC also owns a majority interest in W& W Properties, LLC and Portfolio Timing Services (PTS). William F. Wadsworth, Sr. also owns an interest in Wadsworth Financial Group, Inc. WF, LLC also owns an interest in DECA ONE, LLC.

Many of the clients of Wadsworth Investment Company, Inc. (the Company) are also clients of PTS. Each entity receives commissions or fees from clients for the services they provide. The Company and PTS receive payment from each other and share some limited administrative expenses. DECA ONE, LLC is also a client of the Company. Wadsworth Financial Group, Inc. and W&W Properties, LLC did not have any intercompany transactions with the Company.

3. INCOME TAXES

No provision has been made for deferred taxes because the timing differences between book and tax depreciation are immaterial and the Company does not have any other timing differences.

There are no income taxes currently due for Wadsworth Investment Company, Inc for the tax period ending April 30, 2014.

WADSWORTH INVESTMENT COMPANY, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
April 30, 2014

Net capital per audit report	$297,739
Net capital per 5th quarterly report	$297,739
Difference	NONE

There were no differences in net capital. The adjusting entries recorded to complete the audit report were also recorded in the 5th quarterly report.

See accompanying notes on auditor's report.

Independent Auditor's Report

William F. Wadsworth
Wadsworth Investment Company, Inc
16 Mains Way
Preston, CT 06365

I have audited the accompanying Balance Sheet (Statement of Financial Condition) of Wadsworth Investment Company, Inc, as of April 30, 2014 and the related Profit and Loss Statement (Income Statement), Statement of Cash Flows, the Financial and Operational Combined Uniform Single Report (FOCUS REPORT), and Reconciliation of Computation of Net Capital. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wadsworth Investment Company, Inc, as of April 30, 2014, the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. The Statement of Financial Condition for Noncarrying, Nonclearing and Certain Other Brokers or Dealers of Wadsworth Investment Company, Inc, as of April 30, 2014 and the Financial and Operational Combined Uniform Single Report (FOCUS REPORT), Computation of Net Capital, Computation of Net Capital Requirement and the Reconciliation of Computation of Net Capital for the year ended were prepared in accordance with the accounting practices prescribed by the Securities and Exchange Commission and with accounting principles generally accepted in the United States of America.

CPA

Stephen J. Staresinic
Certified Public Accountant
May 18, 2014

Stephen J. Staresinic
Certified Public Accountant
Werastrasse 105
70190 Stuttgart, Germany
Tel: +49(172)6611890

Independent Auditor's Report on Internal Accounting Control

To the President
Wadsworth Investment Co, Inc.
16 Mains Way
Preston, CT 06365

I have audited the accompanying financial statements of Wadsworth Investment Co., Inc. (WIC) as of April 30, 2014, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered WIC's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessariy disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect WIC's ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficiencies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected. I noted no matters involving the internal control over financial reporting and its operation that I considered to be material weaknesses.

As part of obtaining reasonable assurance about whether WIC's financial statements are free of material misstatement, I performed tests of its compliance with certain provisions of laws, regulations, contracts and agreements, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, I do not express such an opinion.

This report is inteded solely for the information and use of the management of Wadsworth Investment Co., Inc. and the U.S. Security and Exchange Commission and is not intended to be and should not be used by anyone other than these specific parties.

[signature], CPA

Stephen J. Staresinic
Certified Public Accountant
May 18, 2014

SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4)

To the President
Wadsworth Investment Co, Inc.
16 Mains Way
Preston, CT 06365

I have examined the SIPC general assessment of Wadsworth Investment Co., Inc. (WIC) for the year ended April 30, 2014 and its reconciliation with financial statements of. (WIC) as of April 30, 2014.

WIC made a single payment to SIPC during the year ended April 30, 2014, $ 618.70, with the SIPC-6 Form on November 25, 2013. A payment of $ 417.83 was made when the Form SIPC-7T was filed on June 27, 2014.

I have compared the assessment payment recorded and its respective cash disbursement and have verified the accuracy the Annual General Assessment Reconciliation (Form SIPC-7) as well as comparing the Form SIPC-7 with the working papers supporting its data and with the working papers supporting the recorded income and other accounts of WIC for the year ended April 30, 2014.

WIC has not applied for an exclusion from membership in the SIPC.

In my opinion, the assessment was determined fairly in accordance with applicable instructions and forms and was duly paid.

This report is inteded solely for the information and use of the management of Wadsworth Investment Co., Inc. and the Financial Industry Regulatory Authority and is not intended to be and should not be used by anyone other than these specific parties.

Stephen J. Staresinic, CPA

Stephen J. Staresinic
Certified Public Accountant
June 28, 2014

Independent Auditor's Statement on Material Inadequacies

To the President
Wadsworth Investment Co, Inc.
16 Mains Way
Preston, CT 06365

I have audited the accompanying financial statements of Wadsworth Investment Co., Inc. (WIC) as of April 30, 2014, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon dated June 10, 2013. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered WIC's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessariy disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect WIC's ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficiencies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected.

I found and noted no matters involving the internal control over financial reporting and its operation that I considered to be material inadequacies.

Stephen J. Staresinic
Certified Public Accountant
May 18, 2014